Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2014

Monaco, May 14, 2014, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Announced the acquisition of three on-the-water vessels from a subsidiary of BG Group plc (“BG”) for $468 million, with time charters back for an average of 6 years. The vessels were delivered after quarter end.

•	Successfully completed GasLog’s first follow-on equity offering, raising approximately $199 million (net of expenses) to partially fund the acquisition of the 3 BG vessels.

•	Placed the GasLog Chelsea on a minimum seven month charter from May 2014.

•	EBITDA(1) of $31.1 million (Q1 2013: $13.9 million), earnings per share (“EPS”) of $0.09 (Q1 2013: $0.09) and Profit of $6.3 million (Q1 2013: $5.9 million) for the first quarter.

•	Adjusted EBITDA(1) of $34.3 million (Q1 2013: $11.3 million), Adjusted EPS(1) of $0.13 (Q1 2013: $0.05) and Adjusted Profit(1) of $9.6 million (Q1 2013: $3.2 million) for the first quarter.

•	Quarterly dividend of $0.12 per common share payable on June 11, 2014.

Post Quarter End Highlights

•	Successfully completed an initial public offering of 9,660,000 common units of GasLog Partners LP (“MLP”).

•	Announced the agreement to acquire three additional on-the-water vessels from a subsidiary of BG for $468 million and raised approximately $110 million (net of expenses) from a second follow-on equity offering to partially fund the transaction.

•	Successfully closed a tap issue of the Norwegian bond raising NOK 500 million (approximately $84 million) at an all in swapped fixed cost of 5.99%.

•	Entered into contracts with Samsung for the purchase of two 174,000 cbm newbuildings for delivery in the second half of 2017.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “I am very pleased that following another busy quarter the business remains on track for 2014. We grew our fleet during the quarter with the announcement of the acquisition of three on the water ships from a subsidiary of BG with an average of 6 year time charters back to BG. The vessels were delivered to GasLog on April 10, 2014. On the same day we announced a second transaction with BG to acquire three additional ships for $468 million, again with 6-year time charters back to BG. Our two follow-on equity offerings raised in excess of $300 million. These accretive transactions will increase the size of our fully delivered fleet to 23 ships (including the three vessels contributed to the MLP). It also takes our backlog of contracted revenue to almost $3 billion. These two BG transactions alongside the acquisition of the GasLog Chelsea in 2013 demonstrate our ongoing desire and ability to acquire high quality assets with attractive return profiles as we continue to pursue our consolidation strategy.

The GasLog Chelsea continued to perform well in what was a quiet quarter for spot voyages. We put the ship on two short term charters to new customers and then placed the vessel on a minimum seven month charter which commenced on May 2, 2014.

In early January, we also announced that we had made a confidential filing for the initial public offering of common units by our Master Limited Partnership subsidiary. On May 12, 2014, we completed the sale of 9,660,000 common units of the MLP at $21 per unit.

We carried out some major scheduled maintenance during the quarter on a number of vessels without any off line. This resulted in higher than average maintenance cost for the quarter but our operating cost remains on budget for the full year.

We have continued to build and position the Company for what we believe will be strong markets for LNG shipping as the liquefaction project completions start to gather pace.”

Dividend Declaration

On May 13, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on June 11, 2014 to shareholders of record as of May 27, 2014.

Acquisition of Six LNG carriers from a subsidiary of BG

On January 15, 2014, GasLog entered into an agreement to acquire three 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468 million from a subsidiary of BG, with the vessels to be chartered back to Methane Services Ltd. (“MSL”), for an average six year initial term. On April 10, 2014, GasLog announced the completion of this transaction. The ships acquired are the Methane Rita Andrea, the Methane Jane Elisabeth, and the Methane Lydon Volney.

On April 10, 2014, GasLog entered into an agreement with a subsidiary of BG to purchase three additional 145,000 cbm steam-powered LNG carriers for an aggregate cost of $468 million from a subsidiary of BG, with the vessels to be chartered back to MSL for an average six year initial term. The ships to be acquired are the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria. This transaction is expected to close in the third quarter of 2014.

MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. GasLog supervised the construction of all six ships for BG and has provided technical management for the ships since delivery.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

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MLP Units Offering

On April 7, 2014, a subsidiary of GasLog filed a registration statement with the SEC for an initial public offering of common units representing limited partnership interests in an MLP formed to own ocean-going LNG carriers with long-term charters. On May 12, 2014, we completed the initial public offering of the MLP. Of the net proceeds of $189.1 million after deducting underwriting discounts and structuring fees, $82.63 million, plus accrued interest in connection with such amount, was used to reduce existing indebtedness on the MLP’s initial fleet, approximately $2.3 million was used to settle the marked-to-market loss on reduction of MLP’s interest rate swaps, in connection with the $82.63 million of debt that was prepaid, $68.79 million was paid by the MLP to GasLog (including $3.1 million as reimbursement for the estimated offering expenses) and $35.0 million was retained by the MLP. GasLog owns the general partner of the MLP and a majority of its total equity; as a result, the MLP is controlled by GasLog.

Following the completion of the MLP initial public offering, the MLP owns three vessels with multi-year charters contributed by GasLog (the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney). The MLP has options to acquire for fair market value twelve additional vessels (including three vessels to be acquired from a subsidiary of BG) from GasLog that are either currently on the water or scheduled for delivery, and all of which currently have multi-year charters. The MLP and GasLog also have entered into certain noncompetition agreements, pursuant to which (i) the MLP has the right to acquire for fair market value any additional ocean-going LNG carriers with cargo capacities greater than 75,000 cbm that GasLog either acquires or re-charters and that have charters of five years or more (“Five Year Vessels”) and (ii) GasLog has the right to acquire for fair market value any LNG carriers that the MLP acquires that are not Five Year Vessels. If the MLP proposes to dispose of an LNG carrier, GasLog will have a right of first offer with respect to that vessel, and if GasLog proposes to dispose of a Five Year Vessel, the MLP will have a right of first offer with respect to that vessel. All vessels owned by the MLP will be managed by GasLog unless otherwise stipulated in the charter agreement.

GasLog is entitled to share in quarterly distributions paid on the general and limited partnership interests it holds, as well as certain incentive distribution rights that entitle GasLog to an increasing portion of incremental distributions over certain thresholds. GasLog is also entitled to receive fees from providing commercial, ship management and administrative services to the MLP.

Equity Offerings

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders, also at $15.75 per share. The net proceeds of $199.08 million, after deducting underwriting discounts and offering expenses, were used to partially finance the vessel acquisition from a subsidiary of BG that closed in April 2014.

On April 16, 2014, GasLog completed a further follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds of approximately $109.8 million, after deducting underwriting discounts and other offering expenses, will be used to partially finance the pending vessel acquisition from a subsidiary of BG.

New Financings

In connection with the acquisition of the first three ships from BG, GasLog obtained commitments from Citibank N.A, London Branch (“Citibank”) for a $325.5 million debt financing with a two-year maturity, together with a $100.0 million short-term bridge loan facility. The bridge loan facility commitment remained undrawn and was cancelled on successful completion of the public offering and the private placement in January 2014. The $325.5 million debt financing agreement was signed on April 1, 2014, and on April 9, 2014, GasLog drew down $325.5 million under this agreement to finance part of the acquisition cost of the first three ships acquired from BG.

In connection with the pending acquisition of the additional three ships from a subsidiary of BG, GasLog obtained commitments from Citibank for a further $325.5 million debt financing with a two-year maturity, together with a further $100 million short-term bridge loan facility. The bridge loan facility commitment remained undrawn and was cancelled on successful completion of the public offering in April 2014.

After the quarter end, GasLog successfully closed a tap issue of the Norwegian bond of NOK 500 million (approximately $84 million). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the tap issue amounts to NOK 1 billion (approximately $169 million).

In connection with the MLP initial public offering, we obtained certain waivers and consents from our lenders and amended two of our credit facilities. The credit facility entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog’s contribution of the GasLog Shanghai and the GasLog Santiago to the MLP and add GasLog Partners Holdings LLC, a subsidiary of the MLP, as a guarantor. The credit facility entered into by our subsidiaries GAS-five Ltd. and GAS-six Ltd. was amended to, among other things, (1) divide the facility into two separate facilities on substantially the same terms as the current facility, with one facility executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney and one facility executed by GAS-six Ltd. for the portion allocated to the GasLog Skagen, (2) permit GasLog’s contribution of the GasLog Sydney to the MLP and (3) add GasLog Partners Holdings LLC as a guarantor and remove our subsidiary GasLog Carriers as a guarantor, in connection with the new GAS-five Ltd. facility. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the MLP initial public offering.

Financial Summary

	For the three months
In millions of U.S. dollars except per share numbers	Q1 2013	Q1 2014
EBITDA(1)	13.9	31.1
Adjusted EBITDA(1)	11.3	34.3
Profit	5.9	6.3
Adjusted Profit(1)	3.2	9.6
EPS	0.09	0.09
Adjusted EPS(1)	0.05	0.13
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Profit was $6.3 million for the quarter ended March 31, 2014 ($5.9 million for the quarter ended March 31, 2013). This increase is mainly attributable to the increase in revenues, partially offset by the increase in operating expenses, depreciation expense and financial costs including gain/(loss) on swaps. These increases resulted from the delivery of the GasLog Shanghai , the GasLog Santiago , the GasLog Sydney , the GasLog Skagen , the GasLog Chelsea and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively, the commencement of their charter party agreements as well as the new financing obtained with relation to the delivery of the aforementioned vessels.

EPS was $0.09 for the quarter ended March 31, 2014 ($0.09 for the quarter ended March 31, 2013).

EBITDA(1) was $31.1 million for the quarter ended March 31, 2014 ($13.9 million for the quarter ended March 31, 2013).

Adjusted Profit(1) was $9.6 million for the quarter ended March 31, 2014 ($3.2 million for the quarter ended March 31, 2013), after excluding the effects of the unrealized gain/loss on swaps and foreign exchange losses.

Adjusted EPS(1) was $0.13 for the quarter ended March 31, 2014 ($0.05 for the quarter ended March 31, 2013). The increase in Adjusted EPS is attributable to the increase in Adjusted Profit partially offset by the increase in the weighted average number of shares due to the public offering and the private placement completed in January 2014.

Adjusted EBITDA(1) was $34.3 million for the quarter ended March 31, 2014 ($11.3 million for the quarter ended March 31, 2013).

Revenues were $57.1 million for the quarter ended March 31, 2014 ($21.8 million for the quarter ended March 31, 2013). The increase is mainly attributable to the increase in operating days resulting from the delivery of the six vessels mentioned above.

Vessel operating and supervision costs were $16.9 million for the quarter ended March 31, 2014 ($4.9 million for the quarter ended March 31, 2013). The increase is mainly attributable to the vessel operating costs of the six vessels delivered in 2013 and increased technical expenses due to the planned overhaul of the main engines for the two vessels delivered in 2010.

Depreciation of fixed assets was $11.2 million for the quarter ended March 31, 2014 ($4.2 million for the quarter ended March 31, 2013). The increase is mainly attributable to the depreciation of the six vessels brought into operation during 2013.

General and administrative expenses were $6.3 million for the quarter ended March 31, 2014 ($6.6 million for the quarter ended March 31, 2013). The slight decrease derived mainly from the decrease in net losses from foreign exchange differences.

Financial costs and gain/(loss) on swaps, net were $16.8 million for the quarter ended March 31, 2014 ($0.7 million for the quarter ended March 31, 2013). The increase is attributable to an increase of $6.4 million in unrealized loss from swaps and an increase of $9.7 million in other financial costs including interest expense.

For a detailed discussion of GasLog’s financial results for the quarter ended March 31, 2014, please refer to the Financial Report for the Three Months Ended March 31, 2014, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q1 6-K”). http://www.gaslogltd.com/investor-relations/sec-filings

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $145.41 million for the fiscal year 2013 to $417.45 million for the fiscal year 2017, based on contracts in effect as of March 31, 2014 for the eight LNG carriers delivered to us in 2010 and 2013, the three LNG carriers acquired from a subsidiary of BG in April 2014, the three additional LNG carriers that will be acquired from a subsidiary of BG and the five LNG carriers on order for which we have secured time charters, but does not include extension options. This amount includes the vessels now owned by our MLP Subsidiary. For further details please refer to the Q1 6-K.

Liquidity and Financing

As of March 31, 2014, GasLog had cash and cash equivalents of $284.84 million of which $223.95 million was held in time deposits. Moreover, as of March 31, 2014, GasLog had $2.15 million held in time deposits with an initial duration of more than three months but less than a year which have been classified as short-term investments.

As of March 31, 2014, GasLog had an aggregate of $1,040.71 million of indebtedness outstanding under six credit agreements, of which $107.43 million is repayable within one year. As of March 31, 2014, GasLog had $83.24 million outstanding under the NOK bond agreement that is payable in June 2018.

As of March 31, 2014, there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $435 million available that will be used to finance a portion of the contract prices of three of our newbuildings upon their deliveries.

In connection with the MLP initial public offering, we obtained certain waivers and consents from our lenders and amended the credit facilities entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd., and GAS-five Ltd. and GAS-six Ltd. to, among other things, permit GasLog’s contribution of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney to the MLP and add GasLog Partners Holdings LLC, a subsidiary of the MLP, as a guarantor. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the MLP initial public offering.

As of March 31, 2014, GasLog’s commitments for capital expenditures are related to the seven LNG carriers on order, which have a gross aggregate contract price of approximately $1.39 billion. As of March 31, 2014, the total remaining balance of the contract prices of the seven newbuildings was $1.26 billion that will be funded with available cash, cash from operations, existing debt and other financings.

Subsequent to March 31, 2014, GasLog drew down the full amount of the new $325.5 million loan facility put in place to finance part of the acquisition cost of the first three ships acquired from BG.

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GasLog’s expected floating interest rate exposure has been hedged for 64.4% at a weighted average interest rate of approximately 4.5% (including margin) as of March 31, 2014.

Business Update

As of March 31, 2014 GasLog has seven newbuildings on order at Samsung Heavy Industries Co. Ltd. (“Samsung”). Our vessels presently under construction are on schedule and within budget with one vessel scheduled to be delivered at the end of the second quarter 2014 and one vessel scheduled to be delivered in the fourth quarter of 2014.

The seven on-the-water ships in GasLog’s fleet as of March 31, 2014, currently on long-term charters, performed without any off-hire during the quarter ended March 31, 2014, thereby achieving full utilization for the period.

In April 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers from a subsidiary of BG and has agreed to acquire another three sister LNG carriers that are expected to deliver in the third quarter of 2014.

Following the completion of the MLP initial public offering, the MLP owns three vessels with multi-year charters contributed by GasLog (the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney).

In May 2014, GasLog entered into contracts with Samsung for the purchase of two additional 174,000 cbm newbuildings from Samsung with delivery dates in 2017. In addition, we secured additional fixed priced options from Samsung with a four month option term on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options.

LNG Market Update and Outlook

We believe that the long-term outlook for LNG shipping remains very positive with several significant liquefaction projects nearing completion and, over the coming years, a steady stream of large projects expected to come online in places such as Australia, USA, Russia, Canada and East Africa. In early 2014, the 6mtpa Jordan Cove project became the 6th US project to receive U.S. Department of Energy approval for LNG export to non-Free Trade Agreement countries and Petronas took final investment decision (FID) on a second floating production unit for offshore Malaysia. Petronas’ 1.5mtpa unit is scheduled to commence production in 2018 and is the fourth floating LNG production facility to achieve FID. This technology is an exciting development for monetizing gas fields and supports the further growth in LNG carrier demand.

During the first quarter of 2014 short-term rates for LNG carriers declined. As for the previous quarter, market observers attributed the decline to a lack of available LNG cargoes in the Atlantic basin reducing the demand for short-term LNG charters, whilst more ships became available as newbuilds delivered into the fleet. This softening of short-term rates is likely to continue into Q2 2014 as open newbuilds continue to deliver at a faster pace than liquefaction projects come online. In 2014 we expect the 6.9mtpa Papua New Guinea LNG project to commence production of LNG, with reports suggesting the project is scheduled to commence operations earlier than originally planned. In addition, new LNG production is expected from Algeria this year, and BG’s first production train of 4.5mtpa at Curtis LNG, Queensland, reportedly remains on track to also produce first LNG in 2014. This will be followed by additional production from other new projects in Australia, South East Asia and North America in 2015 and beyond. There is currently over 100mtpa of new LNG production capacity for which FID has been taken but where production has yet to commence. This supports our expectation that the medium to long-term outlook for LNG shipping is very positive.

GasLog’s strategy has been to have its fleet largely contracted to high credit quality counterparties through 2014 and 2015, thereby providing protection from near term volatility. Looking ahead, we do expect to see significant opportunities to capture upside in the spot market when new liquefaction capacity commences production and outstrips the supply of ships. With the GasLog Chelsea fixed for a minimum of seven months from May, we will have all of our on-the-water vessels contracted to the end of 2014.

The acquisition of the GasLog Chelsea in 2013 and the recent vessel acquisitions from a subsidiary of BG, demonstrate our willingness and ability to take advantage of attractive acquisition opportunities as they arise. Our financial flexibility alongside our solid contracted revenue base allows us to look at potential opportunities that meet our disciplined return criteria in both the short and long-term markets.

Through the delivery of our newbuilding program and the addition of on-the-water vessels, we believe GasLog is very well placed to take advantage of the continuing growth in the LNG industry.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Wednesday, May 14, 2014 to discuss the first quarter 2014 results. The dial-in number is +1-212-444-0481 (New York, NY) and +44 (0) 203 427 0503 (London, UK), passcode is 6932263. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on May 14, 2014 until 6:59 p.m. Eastern Time on Wednesday, May 21, 2014 (11:59 p.m. London Time). The replay dial-in number is +1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 6932263.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the recently announced agreement to purchase three additional LNG carriers from a subsidiary of BG, the contribution of three vessels to the MLP and the contracts signed with Samsung for two newbuildings, GasLog’s wholly-owned fleet will include 20 LNG carriers (including 11 ships in operation and nine LNG carriers on order) and will have 6 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com. GasLog is also the general partner and majority interest holder in the MLP, a publicly traded master limited partnership, which owns three LNG carriers.

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Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position
As of December 31, 2013 and March 31, 2014
(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2013	March 31, 2014
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,326	6,503
Deferred financing costs	12,793	13,663
Other non-current assets	2,659	2,859
Derivative financial instruments	9,145	7,161
Tangible fixed assets	1,529,720	1,518,815
Vessels under construction and advances for vessels	120,295	131,700
Total non-current assets	1,690,449	1,690,212
Current assets
Trade and other receivables	7,257	2,230
Dividends receivable and due from related parties	2,476	247
Inventories	5,936	4,862
Prepayments and other current assets	2,263	2,825
Short-term investments	4,500	2,150
Cash and cash equivalents	103,798	284,835
Total current assets	126,230	297,149
Total assets	1,816,679	1,987,361
Equity and liabilities
Equity
Share capital	629	761
Contributed surplus	614,964	813,910
Reserves	(3,428)	(2,530)
Retained earnings	27,368	24,584
Equity attributable to owners of the Group	639,533	836,725
Current liabilities
Trade accounts payable	5,735	5,739
Ship management creditors	8,148	501
Amounts due to related parties	123	79
Derivative financial instruments	14,235	15,051
Other payables and accruals	30,272	25,044
Borrowings—current portion	100,320	103,045
Total current liabilities	158,833	149,459
Non-current liabilities
Derivative financial instruments	2,918	1,572
Borrowings—non-current portion	1,014,754	998,947
Other non-current liabilities	641	658
Total non-current liabilities	1,018,313	1,001,177
Total equity and liabilities	1,816,679	1,987,361

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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2013	March 31, 2014
Revenues	21,777	57,071
Vessel operating and supervision costs	(4,877)	(16,945)
Depreciation of fixed assets	(4,240)	(11,190)
General and administrative expenses	(6,615)	(6,263)
Profit from operations	6,045	22,673

Financial costs including gain/(loss) on swaps	(718)	(16,803)
Financial income	179	82
Share of profit of associate	388	397
Total other expense	(151)	(16,324)
Profit for the period	5,894	6,349

Earnings per share – basic and diluted	0.09	0.09
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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Profit for the period	5,894	6,349
Adjustments for:
Depreciation of fixed assets	4,240	11,190
Share of profit of associate	(388)	(397)
Financial income	(179)	(82)
Financial costs	2,832	11,687
Unrealized (gain)/loss on swaps	(3,239)	3,180
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	939	125
Expense recognized in respect of equity-settled share based payments	—	180
	10,099	32,232
Movements in working capital	(5,014)	(4,938)
Cash provided by operations	5,085	27,294
Interest paid	(1,953)	(11,246)
Net cash from operating activities	3,132	16,048
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and advances for vessels	(339,737)	(10,433)
Dividends received from associate	750	750
Purchase of short-term investments	(1,469)	(2,150)
Maturity of short-term investments	33,600	4,500
Financial income received	115	79
Net cash used in investing activities	(306,741)	(7,254)
Cash flows from financing activities:
Proceeds from bank loans	272,500	2,681
Bank loan repayments	(6,958)	(17,982)
Payment of loan issuance costs	(2,311)	(2,649)
Net proceeds from public offering and private placement	—	199,451
Dividends paid	(6,915)	(9,133)
Net cash from financing activities	256,316	172,368
Effects of exchange rate changes on cash and cash equivalents	(679)	(125)
(Decrease)/increase in cash and cash equivalents	(47,972)	181,037
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	63,006	284,835

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, realized gain/(loss) on swaps held for trading, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before unrealized loss on swaps and foreign exchange losses. Adjusted Profit and Adjusted EPS represent earnings and earnings per share, respectively, before unrealized loss on swaps and foreign exchange losses. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, realized gains/(losses) on swaps held for trading, taxes, depreciation and amortization, and in the case of Adjusted EBITDA, Adjusted Profit and Adjusted EPS, unrealized loss on swaps and foreign exchange losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2013	March 31, 2014
Profit for the period	5,894	6,349
Depreciation of fixed assets	4,240	11,190
Financial costs excluding unrealized gain/(loss) on swaps	3,957	13,623
Financial income	(179)	(82)
EBITDA	13,912	31,080
Unrealized (gain)/loss on swaps	(3,239)	3,180
Foreign exchange losses, net	590	74
Adjusted EBITDA	11,263	34,334

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2013	March 31, 2014
Profit for the period	5,894	6,349
Unrealized (gain)/loss on swaps	(3,239)	3,180
Foreign exchange losses, net	590	74
Adjusted Profit for the period	3,245	9,603

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

	Three months ended
	March 31, 2013	March 31, 2014
Profit for the period attributable to owners of the Group	5,894	6,349
Weighted average number of shares outstanding, basic	62,863,166	72,868,580
EPS	0.09	0.09

Adjusted profit for the period attributable to owners of the Group	3,245	9,603
Weighted average number of shares outstanding, basic	62,863,166	72,868,580
Adjusted EPS	0.05	0.13
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